Exhibit 4.4

CERTIFICATE OF AMENDMENT
OF THE
AMENDED
CERTIFICATE OF INCORPORATION
OF
BIOSPHERE MEDICAL, INC.

Pursuant to Section 242 of the
General Corporation Law of the State of Delaware

BioSphere Medical, Inc. (hereinafter referred to as the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, does hereby certify as follows:

At a meeting of the Board of Directors of the Corporation, the Board of Directors duly adopted a resolution setting forth an amendment to the Amended Certificate of Incorporation of the Corporation and declaring said amendment to be advisable. The stockholders of the Corporation duly approved said proposed amendment at the annual meeting of the stockholders. The amendment is as follows:

RESOLVED:	That the first Paragraph of Article FOURTH of the Certificate of Incorporation be and hereby is amended to read as follows:
FOURTH:

The total number of shares of all classes of stock which the Corporation shall have authority to issue is 51,000,000 shares, consisting of (i) Fifty Million (50,000,000) shares of Common Stock, $.01 par value per share (“Common Stock”), and (ii) One Million (1,000,000) shares of Preferred Stock, $.01 par value per share (“Preferred Stock”).

IN WITNESS WHEREOF, the Corporation has caused its corporate seal to be affixed hereto and this Certificate of Amendment to the Amended Certificate of Incorporation of the Corporation to be duly executed on its behalf by its President this 12th day of May, 2006.

BIOSPHERE MEDICAL, INC.
By:	/s/ Richard J. Faleschini
Richard J. Faleschini, President